Mail Stop 4561

July 9, 2008

Lawrence D. Bain, Chief Executive Officer
Prolink Holdings Corp.
410 South Benson Lane
Chandler, AZ 85224

      Re: Prolink Holdings Corp.
               Post-Effective Amendment No. 1 on Form S-1 to Registration
                   Statement on Form SB-2
               Filed June 30, 2008
               File No. 333-140547

               Post-Effective Amendment No. 1 on Form S-1 to Registration
                   Statement on Form SB-2
               Filed June 30, 2008
               File No. 333-140582

Dear Mr. Bain:

      We have limited our review of your filings to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the staff of the Division of Corporation Finance currently has outstanding comments relating to the company's Form 10-KSB for the fiscal year ended December 31, 2007, and its Form 10-Q for the quarterly period ended March 31, 2008. We note further that your post-effective amendments contain financial statements and related information for periods covered by these periodic reports. All comments relating to the staff's open review of your periodic filings

will need to be resolved, and any corresponding changes to your post-effective amendments will need to be made, prior to effectiveness of the post-effective amendments.

***

As appropriate, please amend your registration statements in response to this comment. Any responsive post-effective amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In response to this letter, the company should furnish a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (212) 983-3115</u>
        Kenneth Koch, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.